EXHIBIT 99.1

ICON to Present at Jefferies 2018 London Healthcare Conference

On November 14, 2018, Mr. Brendan Brennan, CFO of ICON plc, will present at the Jefferies 2018 London Healthcare Conference. The presentation will be webcast live from 3.20pm GMT.

This public webcast will be accessible live from our website at http://investor.iconplc.com.  A recording will also be available on the website following the webcast.  In addition, a calendar of company events, including upcoming conference presentations, is available from the Investors section of our website, under “Events”.  This calendar will be updated regularly.